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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. )

                    Under the Securities Exchange Act of 1934

                           AMERICAN MECIAL ALERT CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    027904101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Gregory Fortunoff
                              200 East 72nd Street
                               New York, NY 11572
                                 (212) 848-0702
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   Copies to:

                              Joseph Bergman, Esq.
                                 Kane Kessler PC
                                 1350 6th Avenue
                            New York, New York 10019
                                 (212) 541-6222

                                 August 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.



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
                                                         SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP NO. 027904101                                                            Page    2    of   5    Pages
                                                                                    -------   -------
----------------------------------------                                       -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gregory Fortunoff
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                                (a) [ ]
                                                                                                            (b) [ ]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                [ ]


-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
----------------------- ------ -------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

       NUMBER OF               563,800
        SHARES          ------ -------------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
       OWNED BY
      REPORTING                0
        PERSON          ------ -------------------------------------------------------------------------------------
         WITH             9    SOLE DISPOSITIVE POWER

                               563,800
                        ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         563,800

-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]


-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.6%

-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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Item 1.  Security and Issuer.
------   -------------------

         This Statement relates to shares of the Common Stock, $0.01 par value per share (the "Shares"), of American Medical Alert Corp., a New York corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3265 Lawson Boulevard, Oceanside, New York 11572.

Item 2.  Identity and Background.
------   -----------------------

         (a)-(c) This Statement is filed by Gregory Fortunoff (the "Reporting Person"). The Reporting Person's principal occupation is as a member of First New York Securities, LLC, a securities trading firm whose principal business address is at 850 Third Avenue, New York, NY 10022.

         (d)-(e) During the last five years, the Reporting Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         This filing does not relate to the purchase of additional Shares, but has been made because of a change in the Reporting Person's investment intent as described in Item 4 hereof, which may be deemed to cause the Reporting Person to become ineligible to continue reporting his interest in the Shares on a Schedule 13G. Shares reported herein, when acquired, were acquired with personal funds.

Item 4.  Purpose of Transaction.
------   ----------------------

         The Reporting Person has previously held discussions with the Issuer and intends to have further discussions with the Issuer about the Issuer's business. The Reporting Person intends to enter into discussions with the Issuer in an effort to seek to have the Reporting Person or one or more of his designated nominees appointed to the Board of Directors of the Issuer. In the event the Reporting Person is unable to cause the Issuer to nominate directors acceptable to the Reporting Person, the Reporting Person reserves the right to take such further action as he deems appropriate.

         The Reporting Person intends to continually review the Issuer's business affairs and financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time. Such actions may involve the purchase of additional Shares, or alternatively, may involve the sale of all or a portion of the Shares held by the Reporting



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Person in the open market or in privately negotiated transactions to one or more purchasers.

         The Reporting Person reserves the right to change his intentions with respect to all matters referred to in this Item 4.

         Except as otherwise set forth above, the Reporting Person has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a)-(b) The Reporting Person beneficially owns 563,800 Shares, which constitutes approximately 7.6% of the outstanding Shares. The percentage of Shares reported beneficially owned is based upon 7,437,503 Shares outstanding as of July 7, 2003 as reflected in the Issuer's proxy statement for its annual meeting of shareholders to be held on August 21, 2003, as filed with the Securities and Exchange Commission. The Reporting Person has the sole power to vote and the sole power to dispose of the Shares reported herein. The number of Shares reported herein includes 3,500 shares issuable to the Reporting Person upon exercise of a warrant with an exercise price of $3.80 per share.

         (c) The Reporting Person effected the following transactions in the Shares during the past 60 days, all of which were executed on the open market:
1,500 Shares on June 17 at an average price of 2.5 per share, and 1,000 Shares on June 26 at an average price of 2.62 per share.

         (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------   to Securities of the Issuer.
         ----------------------------

         To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

None


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 4, 2003.



 /s/ Gregory Fortunoff
----------------------
Gregory Fortunoff